July 15, 2010

FILED VIA EDGAR

Jay Ingram, Esq.
Legal Branch Chief
United States Securities & Exchange Commission
100 F Street, N.E., Stop 4631
Washington, DC 20549

Re:      Acorn Energy, Inc. (File No. 1-33886)

Dear Mr. Ingram:

Per our telephone call on July 13, 2010, this letter will memorialize the extension to July 30, 2010 of the date by which Acorn Energy, Inc. must file its response to the Commission’s letter dated July 2, 2010 (File No. 1-33886).  Thank you for your consideration in granting the extension.

Best regards.

Very truly yours,

ACORN ENERGY, INC.

/s/ Joe B. Cogdell, Jr.

Joe B. Cogdell, Jr.
Vice President, General Counsel & Secretary

JBCjr/jas

11707 Steele Creek Road, Charlotte, NC 28273   www.acornenergy.com   Tel: (704) 827-8933   Fax: (704) 827-8935